UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Second quarter 2008 Earnings Report

July 24, 2008

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or OMA, reported its unaudited, preliminary results for the second quarter and first six months of 2008 today. All comparisons are with respect to the comparable prior year periods unless stated otherwise.

Effective January 1, 2008, OMA adopted several accounting changes pursuant to Mexican Financial Reporting Standards (NIFs) and their interpretations (INIFs), which are summarized in the Notes section of this report. These changes include, among others, the end of inflation adjustments to financial statements and the presentation of a statement of cash flows in place of a statement of changes in financial position. The cash flow statement shows the inflows and outflows of cash on a gross basis that occurred during a reporting period. This earnings report presents investments on both a cash flow and accrual basis.

The aeronautical industry is confronting an adverse global environment marked by threats from the high price of fuel, inflationary pressures on the cost of goods and services, and the deceleration of the global economy. This situation has had an impact on all the participants in the industry, including airport operators. In OMA’s second quarter results these effects had an impact in the number of operations, the rate of growth of passenger traffic at our airports, and costs and operating expenses.

Highlights

Second quarter 2008 (compared to the second quarter of 2007)

▪	Passenger traffic totaled 3.7 million in the quarter, an increase of 5.0%. Domestic traffic grew 5.8%; international traffic increased 0.2%.
▪	Total net revenues increased 6.3% to Ps. 504 million.
▪	Cost of services and administrative expenses rose a combined 12.5% to Ps. 195 million, as compared to Ps. 174 million in the same period of 2007.

▪	Cost of services and administrative expenses per passenger rose 7.1% to Ps. 53.4, as compared to Ps. 49.8 in the same period of 2007.
▪	Operating income decreased 10.8% to Ps. 170 million; the operating margin was 34%.
▪	Adjusted EBITDA increased 1.1% to Ps. 267 million, equivalent to a 53.0% margin.
▪	Net income was Ps. 95 million, a decrease of 39.6% over the prior year period. Earnings per share were Ps. 0.24, or US$0.19 per American Depositary Share (ADS).
▪

Capital expenditures in the second quarter were Ps. 1,120 million, principally for the acquisition of land, the expansion and improvement of terminal buildings, runways, platforms, and the acquisition of machinery and equipment. Investments on a cash basis were Ps. 1,096 million in the quarter.

First six months 2008 (compared to the first six months of 2007)

▪	Passenger traffic totaled 7.4 million in the semester, an increase of 8.2%. Domestic traffic grew 10.5%; international traffic decreased 1.1%.
▪	Total net revenues increased 9.1% to Ps. 1,006 million.
▪	Cost of services and administrative expenses rose a combined 10.0% to Ps. 368 million, as compared to Ps. 335 million in the same period of 2007.
▪	Cost of services and administrative expenses per passenger rose 1.7% to Ps. 49.7, as compared to Ps. 48.9 in the same period of 2007.
▪	Operating income increased 1.9% to Ps. 374 million; the operating margin was 37%.
▪	Adjusted EBITDA increased 7.9% to Ps. 556 million, equivalent to a 55.3% margin.
▪	Net income was Ps. 365 million, an increase of 28.5% over the prior year period. Earnings per share were Ps. 0.92, or US$0.71 per American Depositary Share (ADS).
▪

Capital expenditures for the first six months of 2008 were Ps. 1,718 million. These investments include investments under the Master Development Plan, as well as strategic investments, particularly the acquisition of land reserves in key airports to ensure future growth. Cash outflows for capex were Ps. 1,424 million.

▪	Cash and equivalents as of June 30, 2008 was Ps. 400 million.

Passenger Traffic

Second quarter 2008

The current situation in the industry has led to cancellation of routes, reduction in flight frequencies, adjustments in ticket prices, and other actions by the airlines which translated into a decrease in the number of airport operations by 5.8% compared to the second quarter of 2007 and a deceleration in the rate of growth in passenger traffic.

During the second quarter of 2008, total passenger traffic increased 5.0% (+172,774 terminal passengers) as compared to the second quarter of 2007. Eight of our thirteen airports recorded increases in total traffic. The airports with the highest rates of growth were Reynosa, Acapulco, Monterrey, Ciudad Juárez, and Tampico (See Annex Table 1, Passenger Traffic).

Domestic traffic grew 5.8% as compared to the same quarter of 2007. Eight of our 13 airports had increases in domestic traffic. Monterrey, Reynosa, and Acapulco recorded the largest increases; the latter two benefited from the commencement of flights by Volaris in April.

Domestic traffic declined at Torreon, where there was a reduction in flight frequencies. The airports of Durango and Zacatecas were affected by the cancellation of operations by Avolar at those airports.

International traffic was essentially unchanged compared to the second quarter of 2007. Six airports recorded increases in international traffic, led by Monterrey and Chihuahua. Monterrey benefited from the opening of routes to Detroit by Aeroméxico and Northwest, to New York by Mexicana, and to Austin by VivaAerobus. Traffic to Chihuahua increased as a result of higher load factors and an increase in the frequency of flights to Dallas.

The airports in tourist destinations (Mazatlán, Acapulco, and Zihuatanejo) recorded reductions in international traffic, principally as a result of a reduction in flight frequencies on some routes and the cancellation of others by U.S. airlines. Zacatecas had a reduction in international traffic as a result of lower load factor on routes to Chicago and Oakland, while Culiacán was affected by the cancellation of routes to Los Angeles and Las Vegas.

Six months 2008

During the first six months of 2008, total passenger traffic increased 8.2%, with domestic traffic increasing and international traffic decreasing. The new airlines Alma, Avolar, Interjet, VivaAerobus, and Volaris carried 31.5% of all passengers during the six months. The number of airport operations decreased 1.4% compared to the January-June period in 2007.

Domestic traffic grew 10.5% as compared to the same period of 2007. Ten airports had increases in domestic traffic, led by Reynosa, Ciudad Juárez, Acapulco, Culiacán, and Monterrey. The common factor was increased number of routes and frequencies, particularly by the new airlines.

International traffic decreased 1.1% compared to the first six months of 2007, principally as a result of the reduction in charter traffic, cancellation of some international routes, and the reduction of frequencies on scheduled international flights, largely on the part of U.S. carriers. The airports where this had the greatest impact were Acapulco, Mazatlán, Zacatecas, and Zihuatanejo. Monterrey, on the other hand, had an increase of 9.3% in international traffic, as a result of new routes to and from this airport.

Revenues

Total net revenues during the second quarter of 2008 were Ps. 504.3 million, a 6.3% increase as compared to the second quarter of 2007. The mix of revenues in the second quarter of 2008 was 81.2% aeronautical revenues and 18.8% non-aeronautical revenues.

Aeronautical net revenues in the second quarter of 2008 increased 6.2%, or Ps. 24.1 million, as compared to the second quarter of 2007.

Revenues from domestic passenger charges (TUA, tarifa de uso de aeropuerto) grew 10.5% in the second quarter of 2007 and international passenger charges grew 3.5%. Revenues from other airport services and access rights decreased 1.5%, as a result of a 5.8% reduction in the number of flight operations during the quarter. Aeronautical revenue per passenger increased 1.2%, as compared to the second quarter of 2007.

For the first six months of 2008, aeronautical revenues increased 9.2%, or Ps. 68.8 million, as compared to the same period of 2007.

For the first six months, revenues from domestic TUA increased 16.5%, and revenues from international TUA increased 2.1%. Revenues from other airport services and access rights stayed constant as compared to the 2007 period, despite a reduction of 1.4% in the number of flight operations. Aeronautical revenue per passenger increased 0.9% as compared to the first semester of 2007.

Non-aeronautical revenues increased 6.7%, or Ps. 6.0 million, during the second quarter of 2008. The growth in non-aeronautical revenues principally reflects the increase in passenger traffic and initiatives to improve the commercial areas in our airports. Some of the most important initiatives carried out during this period were:

▪

Expansion of the commercial area in temporary Terminal C in Monterrey, including the opening of a clothing and accessories store and a bar, the expansion of the existing restaurant and a shop selling regional food specialties;

▪	The opening of clothing and accessories stores in Terminal A in Monterrey, Zacatecas, and Culiacán;
▪	The opening of a luxury watch, fashion, and accessories store in Terminal A in Monterrey;
▪	The expansion of the book and magazine store in Acapulco;
▪	The opening of a new bar in Culiacán; and

▪	The signing of agreements between OMA Carga and various logistics companies to increase the air cargo connectivity of the Monterrey airport.

The components of non-aeronautical revenues that showed the greatest increases were:

▪	Parking: +Ps. 2.3 million, or 8.4%
▪	Restaurants: +Ps. 1.4 million, or 17.4%
▪	OMA Carga: +Ps. 0.9 million, or 29.8%
▪	Retail leases: +Ps. 0.6 million, or 6.3%

Non-aeronautical revenues per passenger during the second quarter were Ps. 26.0, a 1.7% increase as compared to Ps. 25.5 in the prior year period.

For the first six months of 2008, non-aeronautical revenues increased 8.5%, or Ps. 14.7 million. The components of non-aeronautical revenues that showed the greatest increases were:

▪	Parking: +Ps. 5.6 million, or 10.9%
▪	Restaurants: +Ps. 3.2 million, or 21.1%
▪	Other leases: +Ps. 1.7 million, or 10.2%
▪	Retail leases: +Ps. 1.4 million, or 8.1%
▪	OMA Carga: +Ps. 1.3 million, or 22.7%

Duty free revenues declined 6.6% for the first six months of the year, as a result of the reduction in international passenger traffic.

Non-aeronautical revenues per passenger during the first six months were Ps. 25.2, compared to Ps. 25.1 in the prior year period.

Costs and operating expenses

Total costs and operating expenses were Ps. 334.6 million in the second quarter of 2008, an increase of 17.8%, as compared to the same period of 2007. The increase in total costs and operating expenses is principally the result of increased depreciation and amortization, provisions, an increase in the cost of services, and various studies. For the first six months of 2008, total costs and operating expenses were Ps. 632.5 million, an increase of 13.8% over the 2007 period.

Cost of services increased 8.5% as compared to the prior year period, principally as a result of increased electricity rates (with electricity costs rising by Ps. 4.4 million) and inflationary pressures on service costs, with security costs rising by Ps. 2.0 million, and cleaning by Ps. 1.3 million. For the first six months of 2008, cost of services increased 5.1%, and the items recording the largest increases were payroll (+Ps. 8.2 million), electricity (Ps. 4.8 million), maintenance (+Ps. 3.9 million), security (+Ps. 2.9 million), and cleaning (Ps. 1.4 million).

General and administrative expenses increased 19.1% in the second quarter of 2008, as compared to the same period of 2007. The principal increases were in the provision for doubtful accounts (Ps. 6.0 million) and studies required for obtaining ICAO Aerodrome Certification (Ps. 0.5 million) and for traffic circulation at Monterrey (Ps. 0.8 million). In addition, professional advisory and legal fees increased Ps. 1.1 million. For the first six months of 2008, general and administrative expenses increased 18.5%.

Airport concession taxes and the technical assistance fee are calculated as a percentage of gross revenues and Adjusted EBITDA before technical assistance, respectively. Airport concession taxes increased 10.8% in the quarter and 13.2% in the first six months. The technical assistance fee increased 22.2% in the second quarter and 11.2% in the first six months of 2008.

Cost of services and administrative expenses, which are the direct result of the company’s operating activities, increased by 12.5% in the second quarter of 2008, compared to the prior year period. For the first six months of 2008 the increase was 10.0%. Costs and administrative expenses per passenger increased 7.1% in the second quarter of 2008, and 1.7% for the first six months of 2008, as compared to the prior year periods.

Depreciation and amortization increased 31.8% during the second quarter of 2008 and 22.9% during the first six months, as compared to the prior year periods, as a result of a higher level of investments during the year.

Operating income was Ps. 169.7 million in the second quarter of 2008, a decrease of 10.8% as compared to the prior year period, as costs and expenses grew faster than revenues. For the first six months of 2008, operating income was Ps. 373.6 million, an increase of 1.9% as compared to the prior year period.

Adjusted EBITDA

Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, increased 1.1% during the second quarter of 2008 to Ps. 267.2 million. For the first six months of 2008, Adjusted EBITDA was Ps. 555.9 million, an increase of 7.9% as compared to the first six months of 2007

The Adjusted EBITDA margin for the second quarter was 53.0%, which was below the second quarter 2007 level. For the first six months of 2008, the Adjusted EBITDA margin was 55.3%, compared to the 55.8% recorded in the first six months of 2007.

Other income (expense), financing income, and taxes

Other income (expense), net during the second quarter 2008 was expense of Ps. (1.5) million, as compared to an expense of Ps. (2.3) million in the prior year period. For the first six months of 2008, there was income of Ps. 101.0 million, compared to expense of Ps. (4.8) million in the prior year period. The variation is a result of the cancellation of provisions for Ps. 104.2 million in the first quarter of 2008.

Integral financing income in the second quarter of 2008 was Ps. 18.4 million, a decrease of 44.5% compared to the same quarter of 2007. For the first six months of 2008, the reduction was 18.9%. The reductions in both periods is principally the result of a lower level of interest income resulting from the use of cash for capital investments and the elimination of monetary adjustments, as a result of the end to the recognition of the effects of inflation, from the application of NIF B-10.

Tax expense in the second quarter of 2008 was Ps. 92.0 million, as compared to Ps. 64.5 million in the second quarter of 2007. For the first six months of 2008, taxes were Ps. 154.0 million, an increase of 16.2% over the level recorded in the same period of 2007.

Net Income

Net income in the second quarter of 2008 was Ps. 94.6 million, a decrease as compared to net income of Ps. 156.6 million in the second quarter of 2007. For the first six months, net income was Ps. 364.7 million, an increase of 28.6% over the first six months of 2007.

Earnings per share in the second quarter of 2008 were Ps. 0.24, or US$0.19 per ADS. For the first six months, earnings per share were Ps. 0.92, or US$0.71 per ADS. Each ADS represents eight Series B shares.

Capital expenditures

Capital expenditures during the second quarter of 2008 period totaled Ps. 1,120.1 million. Investments took place in all the airports, in execution of our Master Development Plan and additional strategic investments. Investments were made principally for the acquisition of land, improvements to and expansion of our terminal buildings, runways, platforms, and the acquisition of machinery and equipment. On a cash basis, capex in the second quarter was Ps. 1,095.8 million.

The acquisition of land adjacent to key airports reflects the strategic objective of securing the ability to expand these airports in the future.

During the second quarter advances in the construction on Terminal B included the beginning of construction of the exterior covering, the second stage of the platform, parking and roadways, and installations and finishing. Terminal B will strengthen the position of the Monterrey airport as the most important airport hub in northern Mexico.

Other significant investments made during the second quarter were:

▪	Work on improving the runways and lighting systems in Ciudad Juárez and Reynosa;
▪	Rehabilitation of the platform in Durango;
▪	New double-chamber, low emission incinerator in San Luis Potosí, and advance in similar installations in Mazatlán and Zacatecas;
▪	Advance in the expansion of parking in Culiacán and Zacatecas; and
▪	Beginning of the expansion and remodeling of the waiting areas in Ciudad Juárez and Mazatlán.

Capital investments for the first six months of 2008 were Ps. 1,717.5 million; on a cash flow basis capex totaled Ps. 1,423.7 million.

Liquidity

During the first six months of 2008, OMA generated cash from operations totaling Ps. 275.4 million. Investing activities (including interest income on financial instruments) used net cash of Ps. 1,361.4 million. Finally, financing activities used Ps. 270.9 million in cash, principally for the payment of dividends and repurchase of shares.

The result was a Ps. 1,356.9 million reduction in cash and equivalents from the level as of December 31, 2007. As of June 30, 2008, OMA had cash and cash equivalents of Ps. 399.8 million.

OMA’s Cash Flow Statement is presented in Annex Table 4.

Subsequent developments

First quarterly dividend payment: On July 15, 2008 OMA paid the first installment of the dividend approved by the Shareholders’ Meeting held on April 3, 2008. The amount of the payment was Ps. 0.2714 per share.

Temporary suspension of Aerocalifornia and ExpressJet: On July 23, 2008 the Ministry of Communications and Transportation (SCT), through its Legal Department, announced the temporary suspension of operations in Mexico of Aerocalifornia and ExpressJet, which operates flights for Continental and Delta Airlines, as the result of non-payment of access fees to the government. The suspensions were to become effective on July 24, at 1pm and 11am, respectively, in the event of failure to pay the debts.

The debts of ExpressJet were paid, and Continental Airlines stated that the flights that they operated in Mexico would not be affected (including those operated by ExpressJet for Delta). Aerocalifornia did not make payment, and as a result the suspension of this airline’s operations went into effect. Aerocalifornia represented 2.9% of OMA’s total terminal passenger traffic during the first six months of 2008.

OMA will hold a conference call on July 25, 2008 at 11:30 am EDT, 10:30 am Mexico City time.

The conference call is accessible by calling (800) 762-8779 toll-free from the U.S. or +1 (480) 248-5081 from outside the U.S. The confirmation code is 3903612. A taped replay will be available through August 1, 2008 at (800) 406-7325 toll free or +1 (303) 590-3030.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

(Thousands of terminal passengers-excludes transit passengers)

Total Passengers	2Q 07	2Q 08	% Var.	6M 07	6M 08	% Var.
Acapulco	222.0	244.6	**10.2**	585.4	603.9	**3.2**
Ciudad Juárez	221.5	237.4	**7.2**	413.3	498.3	**20.6**
Culiacán	295.6	298.4	**0.9**	535.8	609.6	**13.8**
Chihuahua	213.8	218.3	**2.1**	393.7	419.8	**6.6**
Durango	69.3	63.0	**(9.1)**	129.5	127.3	**(1.7)**
Mazatlán	216.5	203.9	**(5.8)**	475.6	473.5	**(0.4)**
Monterrey	1,634.5	1,781.2	**9.0**	3,068.5	3,386.6	**10.4**
Reynosa	39.7	58.3	**46.7**	68.9	113.9	**65.4**
San Luis Potosí	66.3	68.3	**3.0**	123.6	131.8	**6.6**
Tampico	148.6	156.9	**5.6**	282.1	294.8	**4.5**
Torreón	134.8	121.6	**(9.8)**	251.7	237.1	**(5.8)**
Zacatecas	72.1	64.4	**(10.7)**	135.4	126.5	**(6.6)**
Zihuatanejo	151.3	142.7	**(5.7)**	382.8	382.0	**(0.2)**
Total	**3,486.1**	**3,658.9**	**5.0**	**6,846.2**	**7,405.2**	**8.2**

Domestic Passengers	2Q 07	2Q 08	% Var.	6M 07	6M 08	% Var.
Acapulco	175.7	201.3	**14.5**	359.1	412.6	**14.9**
Ciudad Juárez	221.0	237.0	**7.2**	412.4	497.4	**20.6**
Culiacán	284.7	289.4	**1.6**	515.8	589.7	**14.3**
Chihuahua	194.0	195.3	**0.7**	356.1	375.2	**5.3**
Durango	64.3	57.7	**(10.3)**	118.4	116.3	**(1.8)**
Mazatlán	115.9	111.4	**(3.9)**	202.8	221.9	**9.4**
Monterrey	1,403.9	1,536.3	**9.4**	2,629.4	2,906.8	**10.6**
Reynosa	39.6	58.0	**46.5**	68.7	113.4	**65.0**
San Luis Potosí	47.3	47.8	**1.0**	88.0	90.0	**2.2**
Tampico	136.4	143.8	**5.4**	258.6	270.6	**4.7**
Torreón	115.0	102.1	**(11.2)**	214.6	197.9	**(7.8)**
Zacatecas	49.5	44.6	**(10.0)**	95.4	88.7	**(7.0)**
Zihuatanejo	94.4	88.7	**(6.0)**	172.2	185.2	**7.6**
Total	**2,941.8**	**3,113.3**	**5.8**	**5,491.5**	**6,065.7**	**10.5**

International Passengers	2Q 07	2Q 08	% Var.	6M 07	6M 08	% Var.
Acapulco	46.2	43.3	**(6.4)**	226.3	191.4	**(15.4)**
Ciudad Juárez	0.5	0.4	**(28.9)**	0.8	0.9	**6.2**
Culiacán	10.9	9.0	**(17.4)**	20.0	19.9	**(0.6)**
Chihuahua	19.8	23.0	**16.0**	37.5	44.6	**19.0**
Durango	5.1	5.4	**5.9**	11.1	11.0	**(0.9)**
Mazatlán	100.6	92.5	**(8.1)**	272.8	251.6	**(7.7)**
Monterrey	230.6	244.9	**6.2**	439.1	479.8	**9.3**
Reynosa	0.1	0.3	**95.9**	0.2	0.5	**221.2**
San Luis Potosí	19.0	20.5	**8.0**	35.7	41.9	**17.5**
Tampico	12.3	13.2	**7.2**	23.6	24.2	**2.6**
Torreón	19.8	19.5	**(1.5)**	37.1	39.2	**5.7**
Zacatecas	22.6	19.8	**(12.2)**	40.0	37.7	**(5.8)**
Zihuatanejo	56.9	53.9	**(5.2)**	210.6	196.8	**(6.5)**
Total	**544.3**	**545.5**	**0.2**	**1,354.7**	**1,339.5**	**(1.1)**

See notes and disclaimers

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Notes and disclaimers

Principal 2008 Changes in Accounting Practices: OMA implemented several accounting changes as a result of the following changes in Mexican Financial Reporting Standards (NIFs) and their interpretation (INIFs), which became effective on January 1, 2008:

▪

NIF B-10 “Effects of inflation” provides that the effects of inflation will no longer be recognized in financial statements, effective January 1, 2008, in a non inflationary environment. From now on, the recording of inflation effects will only be required in an environment where cumulative inflation over the three preceding years is equal to or greater than 26%. As a result of this change, the amounts for the second quarter of 2008 are stated in nominal pesos.

▪

INIF 9 “Presentation of comparative financial statements with the coming into effect of NIF B-10”, which provides that amounts from the second quarter of 2007 should be expressed in constant pesos of December 31, 2007 purchasing power.

▪

NIF D-3 “Employee benefits” includes, among other items, changes in the estimation of current and deferred employees’ statutory profit sharing (PTU), using the method established in NIF D-4 “Income taxes,” and the recognition of career paths of employees when making actuarial calculations.

▪

NIF B-2 “Cash flow statements” replaces Bulletin B-12 “Statement of changes in financial condition.” As a result, the Statement of Cash Flows for the second quarter of 2008 is not comparable to the Statement of Changes in Financial Position reported for the second quarter of 2007.

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate regulated services, including airport services and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Cargo unit: equivalent to 100 kg of cargo.

Earnings per share and ADS: the weighted average of shares or ADS outstanding for each period (3 months and 6 months) is used, excluding Treasury shares from the operation of the share purchase program.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.3028/US$.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Mexican Financial Reporting Standards (NIF): financial statements and other information are presented in accordance with current Mexican Financial Reporting Standards (NIFs) and Mexican Interim Financial Reporting Standards (INIFs). These standards differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA, Tarifa de Uso de Aeropuerto): departing passengers, excluding connecting passengers, diplomats, and infants.

Presentation of prior period financials: With the adoption of NIF B-10 “Effects of inflation”, INIF 9 “Presentation of comparative financial statements with the coming into effect of NIF B-10” provides that financial statements from periods prior to January 1, 2008 are to be presented in monetary units of the purchasing power of the last financial statements that included inflation adjustments, i.e., in pesos of December 31, 2007 purchasing power.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on numbers expressed in thousands.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements for the second quarter of 2008 are unaudited, preliminary statements.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: July 25, 2008